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                                                                EXHIBIT 8


                 [LETTERHEAD OF DUANE, MORRIS & HECKSCHER LLP]

                 [FORM OF OPINION]

                 [__________________, 2000]


Board of Directors
NBT Bancorp Inc.
52 South Broad Street
Norwich, New York 13815

Board of Directors
BSB Bancorp, Inc.
58-68 Exchange Street
Binghamton, New York 13901

     Re: Proposed Merger of BSB Bancorp, Inc. with and into NBT Bancorp Inc. and Proposed Merger of BSB Bank & Trust Company with and into NBT Bank, National Association

Ladies and Gentlemen:

     We have acted as counsel to NBT Bancorp Inc., a Delaware corporation ("NBT") in connection with the Agreement and Plan of Merger dated as of April 19, 2000 and amended as of May 17, 2000 (the "Agreement"), between NBT and BSB Bancorp, Inc., a Delaware corporation ("BSB") and a related Bank Plan of Merger, to be entered into substantially in the form attached to the Agreement as Exhibit A thereto (the "Bank Merger Agreement") between NBT Bank, National Association, a national banking association and wholly-owned subsidiary of NBT ("NBT Bank") and BSB Bank & Trust Company, a New York-chartered commercial bank and trust company and wholly-owned subsidiary of BSB ("BSB Bank"), whereby BSB will be merged with and into NBT, with NBT being the surviving corporation (the "Holding Company Merger") and BSB Bank will be merged with and into NBT Bank, with NBT Bank being the surviving entity (the "Bank Merger"; collectively the "Reorganizations").

     In accordance with section 6.01(h) of the Agreement, this opinion addresses certain federal income tax consequences of the Reorganizations.

     Except as otherwise defined herein, all terms defined in the Agreement shall have the same meaning when used in this opinion.

     The elements of the Reorganizations are as follows:

     (1) Pursuant to the Agreement and the provisions of Section 251 of the Delaware General Corporation Law, BSB will merge with and into NBT, with NBT being the surviving corporation and at the Effective Time, each holder of shares of outstanding BSB Common Stock issued and
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outstanding immediately prior to the Effective Time (other than any shares held in the treasury of BSB or held by NBT or any subsidiary of NBT except in a trust, fiduciary, custodial or managed capacity or in a similar capacity) will receive, in exchange for each share of BSB Common Stock, two shares of NBT Common Stock. NBT will not issue fractional shares of its stock. In lieu of fractional shares of NBT Common Stock, if any, each BSB shareholder who is entitled to a fractional share of NBT Common Stock will receive an amount of cash equal to the product obtained by multiplying (i) such fractional share interest by (ii) the actual market value of a share of NBT Common Stock (deemed to be the average daily closing trading price of such stock for the 20 consecutive trading days ending on the third day preceding the date of the Effective Time).

     (2) Pursuant to the Agreement, the Bank Merger Agreement and the provisions of Section 215a of the National Bank Act and Section 602 of the New York Banking Law, BSB Bank will merge with and into NBT Bank, with NBT Bank being the surviving corporation and the outstanding shares of the common stock of the BSB Bank will be canceled.

                                    *******

     In rendering our opinion, we have examined and relied upon but have not independently verified the accuracy and completeness of the facts, information, covenants and representations contained in the Agreement, the Bank Merger Agreement and such other documents as we have deemed necessary or appropriate as a basis for our opinion. In addition, we have relied upon certain representation letters furnished to us by NBT and BSB. Where such statements and representations are made to the best knowledge and belief of the person making such statement or representation, we have assumed the facts to be as so stated and represented. We have also assumed that the Reorganizations will be consummated in accordance with the Agreement, the Bank Merger Agreement and the Registration Statement, including the Proxy Statement/Prospectus, as filed with the Securities and Exchange Commission on Form S-4. Our opinion is conditioned on the initial and continuing accuracy of such facts, information, covenants, representations, statements and assumptions. In addition, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to the originals of all documents submitted to us as copies.

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, and interpretive rulings as we have considered relevant as in effect as of the date hereof. Statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could affect our conclusions.

                                    *******

     Based solely upon the foregoing, we are of the opinion that under current law for federal income tax purposes:

     (i)    The Holding Company Merger will qualify as a "reorganization" under
            Section 368(a)(1) of the Code. NBT and BSB will each be a "party to the reorganization"
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            368(a)(1) of the Code. NBT and BSB will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code;

     (ii) Neither NBT nor BSB will recognize any gain or loss in the Holding Company Merger;

     (iii) No gain or loss will be recognized by a BSB shareholder upon the receipt of NBT Common Stock solely in exchange for his or her BSB Common Stock;

     (iv) The basis of the NBT Common Stock received by a BSB shareholder pursuant to the Holding Company Merger (including any fractional share interest to which that shareholder may be entitled) will be the same as the basis of the BSB Common Stock exchanged therefor;

     (v) The holding period of the NBT Common Stock received by a BSB shareholder pursuant to the Holding Company Merger (including any fractional share interest to which that shareholder may be entitled) will include the holding period of the BSB Common Stock exchanged therefor, provided the BSB Common Stock is held as a capital asset by the shareholder at the Effective Time;

     (vi) A BSB shareholder who receives cash in lieu of a fractional share of NBT Common Stock will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder;

     (vii) The Bank Merger will qualify as a "reorganization" under Section 368(a)(1) of the Code. NBT Bank and BSB Bank will each be a "party to the reorganization" within the meaning of Section 368(b) of the Code; and

     (viii) Neither NBT Bank nor BSB Bank will recognize any gain or loss in the Bank Merger.

                                    *******
     Except as set forth above, we express no opinion as to the federal, state, local or foreign tax consequences of the Holding Company Merger, the Bank Merger or of any transactions related thereto. This opinion is solely for your benefit and is not to be used, quoted, circulated or otherwise referred to without our express written permission.

                                    Very truly yours,